Exhibit 99.1

 Investor Presentation  January 2019

 General: The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2017, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under such law. Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year. This presentation and the information contained herein are the sole property of the company and cannot be published, circulated or otherwise used in any way without our express prior written consent.Information Relating to Forward-Looking Statements:This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans and the objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.   Disclaimer

Company Overview

(NYSE American; TASE: ELLO)

1. Ellomay operates in the energy and infrastructure growing sectors including renewable and clean energy. The Company's shares are traded on the NYSE American and the Tel Aviv Stock Exchange with a market cap of approximately $85 million (as of January 3, 2019) and the Company is controlled by Mr. Shlomo Nehama (Chairman), Mr. Ran Fridrich (CEO) and Mr. Hemi Raphael.

2. Ellomay owns 17 PV Plants in Italy, Spain and Israel with an aggregate nominal capacity of ~39.5 MWp, ~9.4% of the Dorad Power Plant producing ~ 850MW, 51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies operating an anaerobic digestion plants in the Netherlands with a green gas production capacity of approximately 375 Nm3/h and 475 Nm3/h, respectively, 100% of Talasol Solar S.L. promoting the construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain and 75% of a project to construct the Manara Pumped-Storage facility with capacity of 156 MW.

3. Ellomay entered into a strategic agreement with a subsidiary of Ludan Engineering Ltd. in connection with Waste-to-Energy projects in the Netherlands. Since the execution of this Agreement, Ellomay acquired 51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V.. The plant in Goor became operational in November 2017, and the plant in Oude-Tonge became operational in June 2018.

4. Ellomay aims to exploit attractive yield to risk ratios worldwide.

5. Standard & Poors Maalot ilBBB+/negative Rating of Debentures.

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ellomay CAPITAL LIMITED

Corporate Structure

Shareholders agreement[1]

Shlomo Nehama — 37.6%

Kanir Partnership — 29.9%[2]

The public and others — 32.5%[3]

ellomay CAPITAL LIMITED

~9.4%	100% / 75%	100%	51%
Dorad Energy Ltd. ("Dorad")	**Development Projects – Manara Pumped Storage and Talasol**	**PV**	**Waste-to-Energy**
A private power plant in Ashkelon, Israel with capacity of ~ 850 MW, operating on bi-fuel combined cycle gas turbine (CCGT) running on natural gas. (the "Dorad Power Plant"). Representing approximately 6% of Israel's current electricity capacity.	Talasol – A project in development process for the construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain. Manara Pumped Storage - A project in development process for the construction of a power plant in the Manara Cliff for the production of energy in a pumped storage technology with a capacity of 156 MW. The license issued to the project is subject to a quota as detailed below.	16 photovoltaic plants in Italy and Spain, with aggregate installed capacity of ~30.5 MWp, all connected to the national grid and producing aggregate annual revenues of ~13 million euro. A 9 MWp photovoltaic plant in Israel with annual income of ~16 million NIS.	The Company acquired 51% of the rights in two project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor and 475 Nm3/h, in Oude Tonge, both in the Netherlands. Both plants are operational.

1) Mr. Shlomo Nehama owns the shares of Ellomay directly and indirectly. A shareholders agreement was signed between Kanir partnership and a company controlled by Shlomo Nehama that holds 33.3% of Ellomay's shares.
2) Kanir partnership is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael. Kanir's holdings percentage set forth herein includes holdings by Ran Fridrich and Hemi Raphael (directly and indirectly) of 1.1% and 4.3%, respectively.
3) Includes direct and indirect beneficial holdings of approximately 3.8% by the Mor brothers, who are shareholders of one of Kanir's limited partners.

4 ellomay CAPITAL LIMITED

Milestones

- Entrance to Italian PV Market (acquisitions 2010 - 2013)
- Acquired indirect equity interest in Dorad Energy Ltd.
- Listing in NYSE American
- Entrance to Spanish PV Market
- Listing in TASE
- Commencement of Dorad Power Plant's Commercial Operations (850MW)
- Public Series A Debenture Issuance (il BBB+/Stable, Maalot S&P IL)
- Acquisition of 3 PV plants in Spain
- Dividend distribution in the aggregate amount of approximately $2.4 million
- Strategic agreement Waste to Energy projects in the NL; Receipt of conditional license for the Manara PSP
- Public Series B Debenture Issuance (il BBB+/Stable, Maalot S&P IL)
- Acquisition of a photovoltaic site with fixed technology and a nominal capacity of approximately 9 MWp, connected to the grid and operational since November 2013 in Talmei Yosef, Israel
- Entry into an SPA to Acquire a Spanish Company Promoting a 300 MW PV Plant in Talaván, Spain (the "Talasol Project")
- In June 2018, a financial power swap was executed in respect of approximately 80% of the expected output of the Talasol Project for a period of 10 years
- In June 2018, Talasol also executed an EPC Agreement in connection with the Talasol Project
- In July 2018, Talasol executed a pre-hedge transaction with Goldman Sachs International
- In December 2018, Talasol entered into a set of agreements governing the procurement of financing in the aggregate amount of approximately €177 million

2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018

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ellomay CAPITAL LIMITED

 Portfolio Summary  850 MW2  850 Nm3/h1  22.6 MWp  7.9 MWp   9 MWp  Installed Capacity  ~9.4%  51%  100%  100%  100%  % Ownership  -  ~ €17.4M5  ~ €45.8M5  ~ €14.6M5  ~ €30.9M4  Book Value of fixed assets, net3  ~ €31M6  -  -  -  -  Book Value of Investment3  20347  ~ 2031  ~ 2031  2040-2041  2033  License/Subsidy Term  1  2  12  4  1  # Facilities  Israel (PV)  Italy (PV)  Israel (CCGT)  Netherlands (Biogas)  Spain (PV)  One Biogas installation began commercial operation in November 2017 and the other began commercial operation in June 2018 .The Dorad Power Plant began commercial operation in May 2014.As of September 30, 2018.The PV Plant located in Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.Cost of fixed assets after depreciation.Investment in equity accounted investee – attributed to the investment in Dorad.A 20 year generation license and supply license.

 Photovoltaic Operations: Italy, Spain and Israel

 Production of clean energy represents a growing portion of energy production. Today, the majority of the energy supply in the world is still produced using fossil fuels, such as coal, oil and natural gas. The use of these traditional energy sources raises a number of challenges, including price volatility, dependency on import from a limited number of countries as well as environmental concerns. As a result of these and other challengers, governments expand their support of development of alternative energy sources, including solar energy, the fastest growing source of renewable energy.  Many countries, including Italy, Spain and Israel, adopted plans that offered significant incentives targeted at reducing the burden of the cost of the photovoltaic systems in order to promote the use of solar energy and reduce the dependency on other forms of energy.  According to information published online by SolarPower Europe, the new EPIA (European Photovoltaic Industry Association), the solar power market has grown significantly in the past decade. In 2017, 6.03 GW of photovoltaic systems were installed in EU member states (compared to 5.69 GW during the same period in 2016, mainly due to the Dutch and French governmental support).   The PV Market  Source : www.solarpowereurope.org / www.ren21.net

PV Plants in Italy

Project name	Installed Capacity (kWp)	Acquisition Year	Acquisition Cost per MWp (in millions)	Connection Date[1]	Technology	Region	FiT[1] Eurocent/KWh
Del Bianco	734	2010	€2.9	04/2011	Fix	Marche	32.15
Costantini	734	2010	€2.9	04/2011	Fix	Marche	32.15
Giacchè	730	2010	€3.8	04/2011	Trackers	Marche	32.15
Massaccesi	749	2010	€3.8	04/2011	Trackers	Marche	32.15
Troia 8	996	2010	€3.5	01/2011	Fix	Puglia	31.80
Troia 9	996	2010	€3.5	01/2011	Fix	Puglia	31.80
Galatina	999	2011	€3.9	05/2011	Fix	Puglia	31.80
Pedale	2,994	2011	€3.95	05/2011	Trackers	Puglia	26.59
D'angella	931	2011	€3.25	06/2011	Fix	Puglia	26.77
Acquafresca	948	2011	€3.25	06/2011	Fix	Puglia	26.77
Soleco	5,924	2013	€2.0	08/2011	Fix	Veneto	21.89
Tecnoenergy	5,900	2013	€2.0	08/2011	Fix	Veneto	21.89

1) All plants are connected to the national grid and are entitled to a remuneration period of 20 years from connection to the grid. In addition to the FiT payments, the plants are entitled to sell the electricity in the SPOT price (an average of approximately 5 Eurocents/KWh for the year ended December 31, 2017 and for Q3 2018).

2) In addition to the FiT payment, our Italian PV Plants have entered into agreements with energy brokers who purchase the electricity generated by our Italian PV Plants in consideration for the contractually agreed prices.

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ellomay CAPITAL LIMITED

 Project name  Installed Capacity(kWp)  Acquisition Year  Acquisition Cost per MWp (in millions)  Connection Date1  Technology  Location  Expected annual revenues (€ thousand)  Rodríguez I  1,675  2014  €1.55  11/2011  Fix  Murcia  ~ 600  Rodríguez II  2,690  2014  €1.78  11/2011  Fix  Murcia  ~ 980  Fuente Librilla  1,248  2014  €1.68  06/2011  Fix  Murcia  ~ 480  Rinconada II   2,275  2012  €2.40  07/2010  Fix  Cordoba   ~ 800  Remuneration period – 30 years.   PV Plants in Spain

 PV Plant in Israel  We acquired the shares of an Israeli company that indirectly owns a photovoltaic plant in Israel with fixed technology and a nominal capacity of ~9MWp, that was connected to the Israeli grid in November 2013. The net purchase price was NIS 39 million (approximately €9.5 million) subject to certain adjustments, after which the aggregate consideration amounted to approximately NIS 48.6 million (approximately €11.8 million).The Israeli project company entered into a long-term (20 years) standard power purchase agreement with the Israel Electric Company (IEC), to which it provides all of the energy produced by the Israeli PV Plant. The electricity tariff paid by the IEC is guaranteed for a period of 20 years and is updated once a year based on changes to the Israeli Consumer Price Index. Expected annual payments from the IEC in connection with the PV Plant will be approximately NIS 16 million (approximately €3.9 million).

 PV Plant – Performance Ratio  The performance ratio (PR) is stated as percent and describes the ratio between the actual and theoretical energy outputs of the PV plant.   (*) In Q3 2018, there was a malfunction due to weather conditions the site was disabled for 38 days. The Company will be compensated under its insurance policy.(**) In the first half 2017, there was a malfunction in the invertors and during the first half of 2018 the site was disabled for 30 days due to weather conditions. The Company was compensated under its insurance policy for both occurrences.(***) The decrease in the Performance Ratio in Q3 2018 compared to Q3 2017 in Rodriguez I & Rodriguez II was mainly due to a replacement of a technical component that measures the radiation in July 2017.  Italy Spain Israel

 Dorad Power Plant, Ashkelon, Israel

 The Dorad Power Plant is one of the largest private power plants in Israel, with installed capacity of approximately 850 MW.  The plant is a CCGT bi-fuel plant and powered by natural gas. The Dorad Power Plant is comprised of twelve natural gas turbines, and two steam turbines.  Ellomay indirectly holds approximately 9.4% interest in Dorad.  The cost of the project was approximately €1.1 billion. The project has secured one of the largest project finance facilities in Israel of over €0.9 billion. The financing facility was led by Israel's largest banks and institutional investors.  Electricity is sold directly to end-users and to the national distribution network at competitive rates. The power plant, which was declared a national infrastructure project by the Israeli Prime Minister, was commercially operated and began producing electricity in full capacity in May 2014.  850  12  1.1B  2014

   For the nine months ended September 30, 2018  For the nine months ended September 30, 2017  For the year ended December 31, 2017  Revenues  1,990  1,927  2,523  Gross profit from operating the power plant  325  301  364  Operating profit   310  287  345  Net income  115  80  79  EBITDA1  405  438  554  Finance expenses, net  (160)  (184)  (242)  Net increase in cash and cash equivalents for the period, including effect of exchange rate fluctuations  100  227  103  Dorad Power PlantKey P&L and Statement of Cash Flows Figures (NIS millions)  (1) See below for a reconciliation of Net Income to EBITDA.

 Waste-to-Energy Projects  Biomethane injection  Biogas plant  Electricity  Heat  Biomethane treatment  Organic matter  Fertilizers  Biogas:  the combustible product of the anaerobic digestion of different biomass substrates including manure, agro-residues and organic waste.  Green gas:(bio-methane)  is defined as methane produced from biogas with properties close to natural gas that is injected into the natural gas grid.

 The Potential of the Dutch Biogas Market  The Netherlands produces over 76 million tons of manure per year (source CBS, 2013).Approximately 10% of the market has to be processed due to stringent regulatory requirements (“overmest”). Maximum biogas potential is expected to triple between 2020 to 2030 and market demand for Green Gas Certificates is expected to increase.  The Netherlands is far from reaching the target determined by the European Union of 14% renewable energy out of all energy sources (by the year 2020).  The Potential of theDutch Biogas Market

 Strategic Collaboration with Ludan  Pursuant to the agreement with Ludan, subject to the fulfillment of certain conditions (including the financial closing of each project and receipt of a valid Sustainable Energy Production Incentive subsidy from the Dutch authorities and applicable licenses), the Company will acquire at least 51% of each project company and Ludan will own the remaining 49% (each project that meets the conditions is referred to as an "Approved Project").The expected overall cost of the projects is approximately Euro 200 million (including project financing).Each Approved Project is expected to receive a guaranteed payment (subsidy) from the Dutch authorities for the energy it generates for a period of approximately twelve years.  Renewable energy accounts only for ~6% of NL energy sources

 Waste-to-Energy (Biogas) Projects  In 2016, the Company acquired 51% of the rights in a project company, in Groen Gas Goor B.V developing an anaerobic digestion (AD) plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands, and the land on which the plant is constructed. The plant in Goor began commercial operations in November 2017. In April 2017, the Company acquired 51% of the outstanding shares of the project company, Groen Gas Oude-Tonge B.V., which is developing an anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in Oude Tonge, the Netherlands. The plant began commercial operations in June 2018.

 Projects Under Development

 Talasol - A Project to Construct a 300 MW PV Plant in Spain  The company acquired 100% of the share capital of a Spanish company, Talasol Solar S.L. (“Talasol”), which is promoting the construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain (the “Talasol Project”). The share purchase agreement (“SPA”) provided that the purchase price for Talasol's shares is euro 10 million, payment of which was subject to the non-occurrence of customary conditions subsequent in these type of transactions. In October 2018, Ellomay Luxembourg prepaid an amount of euro 1 million based on an understanding reached with the sellers of the Talasol shares. In January 2019, following the verification of non-occurrence and/or waiver of the conditions subsequent, Ellomay Luxembourg paid an additional amount of euro 7 million. In addition, in accordance with the provisions of SPA, an amount of euro 2 million has been deposited in an escrow account and will be released and paid to the sellers in accordance with the conditions detailed under the SPA.Based on current technical analysis of the design provided by the EPC contractor of the Talasol Project, the P50 expected production of the Talasol Project is approximately 561 GWh per annum. It is expected that the Talasol Project's CAPEX will amount to approximately euro 200-230 million, including development costs of approximately euro 20 million and interest of approximately euro 7 million. Based on the current technical analysis, a price projection analysis and the expected hedging effect of the PPA, the Talasol Project's revenues are currently expected to be in the range of EUR 20-25 million per annum. The expected operation expenses are euro 6 million per annum, thus the net operation income, revenues net of operation expenses, is expected to be euro 14-19 million.During June 2018, Talasol entered into an engineering, procurement & construction agreement (the "EPC Agreement") with METKA EGN Limited ("METKA EGN"). The EPC Agreement provides a fixed and lump-sum amount of euro 192.5 million for the complete execution and performance of the works defined in the EPC Agreement. The works include the engineering, procurement and construction of the Talasol Project and the ancillary facilities for injecting power into the grid, including a 400 kV step-up substation, the high voltage interconnection line to the point of connection to the grid and performance of two years of O&M services. METKA EGN is expected to complete the works under the EPC Agreement within a period of 16 months.In June 2018, Talasol executed a financial power swap in respect of approximately 80% of the output of a prospective photovoltaic plant for a period of 10 years (the “PPA”). The PPA was executed with a leading international energy company with a solid investment grade credit rating and a pan-European asset base, which is active in more than 40 countries and has a proven track record in financial hedges. The power produced by the Talasol Project is expected to be sold in the open market for the then current market power price and the PPA hedges the risks associated with fluctuating electricity market prices by allowing Talasol to secure a stable income for the power production included under the PPA. In July 2018, Talasol executed a pre-hedge transaction with Goldman Sachs International in connection with the prospective project financing for the construction of a photovoltaic plant. The pre-hedge transaction is a fixed for floating interest rate swap intended to lock-in current market floating rates. In December 2018, Talasol entered into a set of agreements governing the procurement of financing in the aggregate amount of approximately euro 177 million (the “Project Finance”). The Project Finance is intended to finance the development and construction of the Talasol Project. The Project Finance is expected to be financed by a consortium led by Deutsche Bank, which is the mandated lead arranger, and the European Investment Bank (EIB).

 Pumped-Storage Development Project Manara Cliff, Israel

 Hydro-electric storage system comprised of two water reservoirs (upper and lower), connected through an underground water pressure pipe. Energy is stored by pumping water from lower to upper reservoir and generated by releasing the water back.  Sustainable technology – working for over 100 years.  This technology is an important tool for managing and controlling the national grid and improving its operations. The plants operate using the available capacity and energy method around the world, allowing quick response time (90 sec) and used by the grid dispatcher for utilizing the operational advantages to balance immediate demand and supply related services.  Pumped storage is the most efficient method (known today) for storing electricity in large capacities.  Pumped-storage project:The solution in a nutshell

   156 MW 2  Ellomay Pumped Storage (2014) Ltd.   Ellomay Capital Ltd. – 75% 1Sheva Mizrakot Ltd. – 25%  Capacity  Shareholders  Company  Pumped-Storage Project  Indirectly owned through the project company.In August 2016, Ellomay PS received a conditional license for a pumped storage plant with a capacity of 340 MW, after the initial development stage, including receiving a feasibility survey from IEC, was finalized. On December 4, 2017, the Israeli Public Utilities Authority – Electricity announced the reduction of the conditional license from 340 MW to 156 MW. The financial closing of the Manara Project is subject to the availability of a quota for pumped storage plants and the general quota set forth by the Israeli Electricity Authority for pumped-storage projects in Israel is currently set at 800 MW, while conditional licenses issued are in excess of such quota.

 Financial Results

    December 31, 2017  % Of BS  September 30, 2017  % Of BS  September 30, 2018  % Of BS  Cash and cash equivalent, marketable securities  26,124  13%  45,592  25%  49,529  23%  Financial Debt*  106,515  54%  90,543  50%  125,823  57%  Financial Debt, net*  80,391  41%  44,951  25%  76,294  35%  Property, plant and equipment net (mainly in connection with PV Operations)  78,837  40%  78,194  43%  77,850  35%  Investment in Dorad   30,821  16%  29,283  16%  31,027  14%  CAP*  184,015  93%  170,922  94%  202,442  92%  Total equity  77,500  39%  80,379  44%  76,619  35%  Total assets  198,088  100%  181,043  100%  219,502  100%  Key Balance Sheet Figures (€ thousands)   *See Appendix A for calculations

 Key Financial Ratios    December 31, 2017  September 30, 2017  September 30, 2018  Financial Debt to CAP (A/D)  58%  53%  62%  Financial Debt, net to CAP (B/D)  44%  26%  38%  Financial Debt to Total equity (A/C)  137%  113%  164%  Financial Debt, net to Total equity (B/C)  104%  56%  103%  Strong Balance Sheet, Sufficient Liquidity  See Appendix A for calculations

   (€ millions)  Key Income and P&L Figures  See below for a reconciliation of net income (loss) to EBITDA

EBITDA

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company's and Dorad's historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company's or Dorad's commitments, including capital expenditures, and restricted cash, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company's and Dorad's EBITDA may not be indicative of the historic operating results nor is it meant to be predictive of potential future results.

Ellomay Capital - Reconciliation of Net income (loss) to EBITDA (in € thousands)

	For the year ended	For the year ended	For the year ended	For the year ended	For the year ended	For the nine months ended	For the nine months ended
	December 31, 2013	December 31, 2014	December 31, 2015	December 31, 2016	December 31, 2017	September 30, 2017	September 30, 2018
Net income (loss) for the period	7,323	4,886	8,110	(632)	(6,641)	(4,163)	(118)
Financing expenses (income), net	1,781	2,712	(2,076)	2,434	9,228	6,920	1,835
Taxes on income (tax benefit)	178	119	(1,739)	569	372	1,051	120
Depreciation	2,919	4,110	4,428	4,411	4,518	3,305	4,364
EBITDA	**12,201**	**11,827**	**6,708**	**6,782**	**7,477**	**7,113**	**6,201**

Dorad - Reconciliation of Net income to EBITDA (in NIS millions)

	For the year ended	For the nine months ended	For the nine months ended
	December 31, 2017	September 30, 2017	September 30, 2018
Net income for the period	79	80	115
Financing expenses, net	242	184	160
Taxes on income	24	24	(34)
Depreciation and amortization	209	150	164
EBITDA	**554**	**438**	**405**

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ellomay CAPITAL LIMITED

   1  2  3  4  Summary  Diversified and growing base of cash flow generating assets.  The Company is characterized by revenues based on regulatory tariffs.  The Company aims to exploit attractive yield to risk ratios worldwide.   Seasoned management team, with extensive sector knowledge and access to attractive opportunities.

Thank you!

ellomay
CAPITAL LIMITED

Investor Relations
Chen Livne
GK Investor relations
Direct: +972 (0)3-6074717
Email: chen@gk-biz.com
www.gk-biz.com

Company
Kalia Weintraub
Chief Financial Officer
Ellomay Capital LTD.
9 Rothschild Blvd., Tel Aviv
Direct: +972-3-7971111
Email: kaliaw@ellomay.com

www.ellomay.com

31 ellomay CAPITAL LIMITED

Appendix A – Leverage Ratios     As of December 31,  As of September 30,  As of September 30,     2017  2017  2018  Current liabilities        Loans and borrowings   € (3,103)   € (1,123)   € (5,467)  Debentures   € (4,644)   € (4,632)   € (8,905)  Non-current liabilities           Finance lease obligations   € (3,690)   € (3,774)   € -  Long-term loans   € (42,091)   € (23,378)   € (63,408)  Debentures   € (52,987)   € (57,636)   € (48,043)  Financial Debt (A)   € (106,515)   € (90,543)   € (125,823)  Less:           Cash and cash equivalents   € 23,962    € 40,082    € 47,386   Marketable Securities   € 2,162    € 5,510    € 2,143   Financial Debt, net (B)   € (80,391)   € (44,951)   € (76,294)             Total equity (C)   € (77,500)   € (80,379)   € (76,619)  Financial Debt (A)   € (106,515)   € (90,543)   € (125,823)  CAP (D)   € (184,015)   € (170,922)   € (202,442)             Financial Debt to CAP (A/D)  58%  53%  62%  Financial Debt, net to CAP (B/D)  44%  26%  38%  Financial Debt to Total equity (A/C)  137%  113%  164%  Financial Debt, net to Total equity (B/C)  104%  56%  103%  The Company defines Financial Debt as loans and borrowings plus debentures (current liabilities) plus finance lease obligations plus long-term bank loans plus debentures (non-current liabilities), Financial Debt, Net as Financial Debt minus cash and cash equivalent minus investments held for trading minus short-term deposits and CAP as equity plus Financial Debt. The Company presents these measures in order to enhance the understanding of the Company’s leverage ratios and borrowings. While the Company considers these measures to be an important measure of leverage, these measures should not be considered in isolation or as a substitute for long-term borrowings or other balance sheet data prepared in accordance with IFRS as a measure of leverage. Not all companies calculate these measures in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies.   Use of NON-IFRS Financial Measures  Calculation of Leverage Ratios (in € thousands)